BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 00029846

Company Name in full: Wolseley plc

	Day	Month	Year
Date of termination of appointment	31	05	2007

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

* Style / Title: Mr * Honours etc:

Forename(s): Mark Jonathan

Surname: White

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed **Date** 1/6/07

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mark White, Wolseley plc, Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**